FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

12 March 2026

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

Deferred awards (the "Awards"), Long Term Incentive awards (the "LTI Awards") and Buyout awards in ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company") vested on 10 March 2026.

Shares were sold to cover withholding tax over 10 and 11 March 2026 at a volume weighted average price of £12.796142.

1.   Annual Incentive awards (Performance Year 2018)

Awards of Shares in the Company were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 10 March 2026, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Pam Kaur	18,655	8,768

Pam Kaur is required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2019)

Awards of Shares in the Company were granted in 2020 as a part of variable pay for the performance year ended 31 December 2019.

On 10 March 2026, tranches of the Awards granted in 2020 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Georges Elhedery	29,532	13,881
Pam Kaur	19,635	9,229
Barry O'Byrne	15,152	1,698

Georges Elhedery and Pam Kaur are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Annual Incentive awards (Performance Year 2020)

Awards of Shares in the Company were granted in 2021 as a part of variable pay for the performance year ended 31 December 2020.

On 10 March 2026, tranches of the Awards granted in 2021 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Georges Elhedery	61,104	28,718
Pam Kaur	42,388	19,922
Richard Blackburn	11,800	5,546
David Liao	18,753	-
Barry O'Byrne	27,714	1,099
Michael Roberts	46,879	23,932
Suzanna White	8,792	3,944

Georges Elhedery and Pam Kaur  are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

4.   Annual Incentive awards (Performance Year 2021)

Awards of Shares in the Company were granted in 2022 as a part of variable pay for the performance year ended 31 December 2021.

On 10 March 2026, tranches of the Awards granted in 2022 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Georges Elhedery	54,632	25,677
Pam Kaur	42,108	19,791
Richard Blackburn	11,711	5,505
David Liao	27,591	-
Barry O'Byrne	25,908	-
Michael Roberts	43,415	22,164
Surendra Rosha	27,591	4,415
Suzanna White	12,542	5,643

Georges Elhedery, Pam Kaur and Surendra Rosha are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

5.   Annual Incentive awards (Performance Year 2022)

Awards of Shares in the Company were granted in 2023 as a part of variable pay for the performance year ended 31 December 2022.

On 10 March 2026, tranches of the Awards granted in 2023 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Pam Kaur	13,168	6,189
Richard Blackburn	10,245	4,815
David Liao	9,763	-
Barry O'Byrne	11,015	-
Michael Roberts	19,640	10,026
Surendra Rosha	9,763	1,562
Suzanna White	12,743	5,761

Pam Kaur and Surendra Rosha are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

6.   Long Term Incentive awards (2022 to 2024 performance period)

LTI Awards were granted in 2022, with a three-year forward-looking performance period commencing on 1 January 2022 and ending on 31 December 2024. The performance outcome of 75% was determined based on an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2024. Shares vest in five equal annual instalments which commenced from March 2025. Georges Elhedery, Pam Kaur and Surendra Rosha are required to retain a number of Shares equivalent in value to those that vested under the LTI Awards (net of tax liabilities) for twelve months from the original vesting date. Tranches of the LTI Awards granted in 2022 vested and the following transactions took place in London:

Name	LTI Award lapsed	Total number of Shares vested	Number of Shares sold
Georges Elhedery	44,798	33,597	15,791
Pam Kaur	33,616	25,211	11,850
David Liao	26,170	19,627	-
Barry O'Byrne	23,861	17,895	-
Michael Roberts	39,030	29,271	14,943
Surendra Rosha	26,170	19,627	3,141

7.   Long Term Incentive awards (2023 to 2025 performance period)

LTI Awards were granted in 2023, with a three-year forward-looking performance period commencing on 1 January 2023 and ending on 31 December 2025. The performance outcome of 45.19% was determined based on an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2025. Shares will vest in five equal annual instalments from March 2026. Georges Elhedery, Pam Kaur and Surendra Rosha are required to retain a number of Shares equivalent in value to those that vested under the LTI Awards (net of tax liabilities) for twelve months from the original vesting. Tranches of the LTI Awards granted in 2023 vested and the following transactions took place in London:

Name	LTI Award lapsed	Total number of Shares vested	Number of Shares sold
Georges Elhedery	137,833	22,728	10,682
Pam Kaur	80,239	13,230	6,218
David Liao	65,992	10,881	-
Barry O'Byrne	66,396	10,948	-
Michael Roberts	111,951	18,460	9,424
Surendra Rosha	65,992	10,881	1,741

8.   Buyout Awards

Buyout awards of Shares that were granted to Stuart Riley on 8 May 2024, as a result of his HSBC appointment, vested. The following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold
Stuart Riley1	254,677	119,699

1 The third tranche of the 8 May 2024 Buyout Award. A six-month retention period will apply.

For the purpose of the below disclosures, the value of the awards which vested on 10 March 2026 has been calculated using the closing Share price of the Company on the London Stock Exchange on 9 March 2026 of £12.51.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	201,593	£2,521,928.43
		Aggregated	£12.51	201,593	£2,521,928.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	182,631	£0
		Aggregated	£0	182,631	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	94,749	£1,212,421.66
		Aggregated	£12.796	94,749	£1,212,421.66

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	174,395	£2,181,681.45
		Aggregated	£12.51	174,395	£2,181,681.45

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	113,855	£0
		Aggregated	£0	113,855	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	81,967	£1,048,861.37
		Aggregated	£12.796	81,967	£1,048,861.37

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	33,756	£422,287.56
		Aggregated	£12.51	33,756	£422,287.56

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	15,866	£203,023.59
		Aggregated	£12.796	15,866	£203,023.59

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	86,615	£1,083,553.65
		Aggregated	£12.51	86,615	£1,083,553.65

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	92,162	£0
		Aggregated	£0	92,162	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	108,632	£1,358,986.32
		Aggregated	£12.51	108,632	£1,358,986.32

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	90,257	£0
		Aggregated	£0	90,257	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	2,797	£35,790.81
		Aggregated	£12.796	2,797	£35,790.81

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	254,677	£3,186,009.27
		Aggregated	£12.51	254,677	£3,186,009.27

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	119,699	£1,531,685.40
		Aggregated	£12.796	119,699	£1,531,685.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	157,665	£1,972,389.15
		Aggregated	£12.51	157,665	£1,972,389.15

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	150,981	£0
		Aggregated	£0	150,981	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	80,489	£1,029,948.67
		Aggregated	£12.796	80,489	£1,029,948.67

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	67,862	£848,953.62
		Aggregated	£12.51	67,862	£848,953.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of Long Term Incentive awards			Price	Volume	Total
			£0	92,162	£0
		Aggregated	£0	92,162	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	10,859	£138,953.31
		Aggregated	£12.796	10,859	£138,953.31

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.51	34,077	£426,303.27
		Aggregated	£12.51	34,077	£426,303.27

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.80	15,348	£196,395.19
		Aggregated	£12.796	15,348	£196,395.19

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 12 March 2026